Mail Stop 4561

February 13, 2009

Donald C. Jones
President
Cyber Informatix, Inc.
1645 Cyrene Drive
Carson, California 90746

> **Re:** **Cyber Informatix, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 30, 2009**
> **File No. 333-154610**

Dear Mr. Jones:

We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments.

General

1.   Please include updated financial statements pursuant to Rule 8-08 of Regulation S-X, and as applicable update the remainder of the filing accordingly. Please also include a currently dated auditor's consent.

Cover Page

2.   With respect to comment 1 of our letter dated January 14, 2009, delete the text preceding the paragraph that begins: "This prospectus relates to an aggregate . . ." Also, eliminate the reference to the jurisdiction of incorporation, or with a view to disclosure explain why formation of the company in Nevada is key information that investors need to learn on the cover page. Additionally, revise the second paragraph to eliminate your legal conclusions concerning the availability of registration exemptions. The only key information that appears necessary on the cover page with respect to the 945,000 shares is that those shares are currently outstanding. Please refer to Rule 421(d).

Donald C. Jones
Cyber Informatix, Inc.
February 13, 2009
Page 2

Risk Factors, page 6

"Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements," page 13

3.   We note your new risk factor in response to comment 5 of our letter dated January 14, 2009. Please revise the subheading of the risk factor to avoid stating a general conclusion. Narrowly tailor the subheading so it states the risk to investors in your company that would be presented by a condition or uncertainty that you have identified.

Management's Discussion and Analysis and Results of Financial Condition and Results of Operations

Management's Report on Internal Control over Financial Reporting, page 28

4.   You disclose that the company will issue a promissory note that will stipulate conditions for re-payment when and if affiliates advance funds needed by the company to fund its future operations.   Please refer to comment 6 of our letter dated January 14, 2009. Because there is no written or other agreement relating establishing the source of funding your refer to, eliminate references to "commitments" and instead state clearly that although you hope to receive loans from affiliated parties to provide funding needed over the next 12 months that you specify in dollar terms, you have not made any written or other legally enforceable arrangements to obtain such funding. Ensure that the corresponding disclosure in the risk factors section candidly discloses that the source of funding upon which you expect to rely has not been established in a legally binding commitment, and emphasize the uncertainties and risks associated with the lack of a formal funding commitment.

Certain Relationships and Related Party Transactions, page 38

5.   In response to comment 7 of our letter dated January 14, 3009, you disclose in the Executive Compensation section that both Donald Jones and Terry Bowering are both promoters as defined in Rule 405 under the Securities Act of 1933 but only identify Mr. Jones as a promoter on page 39. Please disclose that Mr. Bowering is a promoter in the Related Party Transaction section as required by Item 404(d)(2) of Regulation S-K.

Undertakings, page 71

6.   In response to comment 8 of our letter dated January 14, 2009, you included undertakings relating to both Rules 430B and 430C. It appears that only the undertaking relating to Rule 430C is applicable. If you believe that your

Donald C. Jones
Cyber Informatix, Inc.
February 13, 2009
Page 3

company is eligible to rely on Rule 430B, in your response letter please provide a reasonably detailed explanation of the basis for that belief   Please revise.

*   *   *   *   *

You may contact Jan Woo, Staff Attorney, at (202) 551-3453. If you need further assistance, you may contact me at (202) 551-3462. If, thereafter, you require additional assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc: Via Facsimile 604-681-4760
        William L. MacDonald
        MacDonald Tuskey Corporate & Securities Lawyers